Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

April 10, 2019

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Valerie Lithotomas

Re:	Mirae Asset Discovery Funds: Registration Nos. 333-166018 and 811- 22406 (the “Registrant”)

Dear Ms. Lithotomas:

This letter is in response to your comments regarding Post-Effective Amendment No. 58 to the Registrant’s registration statement on Form N-1A filed with the Securities and Exchange Commission (“SEC”) on February 1, 2019.

1.	Comment: For each series, please consider removing the “Distribution and Service (12b-1) Fees” line from the Fee and Expense Tables since none of the Funds will have those fees.

Response: The Registrant will remove the “Distribution and Service (12b-1) Fees” line from the Fee and Expense Tables.

2.	Comment: Please complete the Fee and Expense Table for each series and file it as correspondence prior to filing the Post-Effective Amendment pursuant to Rule 485(b).

Response: The Registrant has attached the completed Fee and Expense Tables for each series as Appendix A to this letter which is being filed as correspondence prior to filing the Post-Effective Amendment pursuant to Rule 485(b).

3.	Comment: For each series, please confirm that the expense examples will reflect the fee waiver/expense reimbursement for the first year of each time period indicated.

Response: The Registrant confirms that the expense examples for each series reflect the fee waiver/expense reimbursement for the first year of each time period indicated.

4.	Comment: For each series, please add to the portfolio turnover disclosure in the Summary Prospectus section that no portfolio turnover is provided because each series is new.

Response: The Registrant will add to the portfolio turnover disclosure in the Summary Prospectus section for each series the following statement: “As of the date of this Prospectus, the Fund has not commenced investment operations, and therefore has had no portfolio turnover.”

5.	Comment: For the Mirae Asset Emerging Markets VIT Fund (“EM VIT Fund”), please revise the disclosure in the investment strategy sections to explain what criteria is used to determine whether an issuer is ranked first or second in a “highly ranked” category.

Response: The Investment Manager has advised the Registrant that it no longer applies any criteria to differentiate between whether an issuer is ranked first or second in the highly ranked category and therefore the Registrant will remove the following sentence: “The Investment Manager generally considers “highly ranked” to mean first or second.”

6.	Comment: For the EM VIT Fund “Geographical Risk” disclosure in the Summary Prospectus section, please revise the last sentence to reflect the geographical regions that the Fund expects to be substantially invested.

Response: The Registrant will revise the last sentence of the EM VIT Fund, “Geographical Risk” disclosure in the Summary Prospectus section to state: “For example, the Fund expects to be substantially invested in China and Hong Kong during its initial fiscal year.”

7.	Comment: The Emerging Markets Great Consumer VIT Fund’s (“EMGC VIT Fund”) name suggests that it will invest in issuers that produce consumer goods, please advise how the Fund meets the requirements of Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The EMGC VIT prospectus discloses that: “Under normal circumstances, the Fund seeks to achieve its investment objective by investing at least 80% of its net assets, plus any borrowings for investment purposes, measured at the time of purchase, in equity securities (i) of issuers in emerging markets or (ii) that are tied economically to emerging markets, provided that, in either case, the issuers of any such securities are expected to be beneficiaries of the increasing consumption and growing purchasing power of individuals in the world’s emerging markets” (emphasis added). Therefore Registrant believes that the name of this Fund complies with Rule 35d-1 of the 1940 Act because the Fund’s investment strategy is not limited to companies that produce consumer goods, but, as stated in the above-referenced Prospectus disclosure, the Fund will invest at least 80% of its net assets in “the issuers of any such securities are expected to be beneficiaries of the increasing consumption and growing purchasing power of individuals in the world’s emerging markets.”

2

8.	Comment: For each Fund, please provide additional specificity on how the Adviser determines when to buy and sell securities.

Response: The Registrant will revise the disclosures for each Fund as follows: “The Investment Manager buys and sells securities based on its investment thesis for each issuer, judgment about the prices of the securities and valuations, portfolio cash management, market structural opportunities and concerns, and other macro-economic factors.”

9.	Comment: For the EMGC VIT Fund, risks of investing in China and China A securities are listed as principal risks. Consider adding that the EMGC VIT Fund expects to be substantially invested in China and Hong Kong during its initial fiscal year in the “Geographical Risk” disclosure in the Summary Prospectus section.

Response: The Registrant will add the requested disclosure.

10.	Comment: For the EMGC VIT Fund, large cap risk is listed as a principal risk, but there is no disclosure in the strategy section that this Fund invests in large cap stocks or the large capitalization range.

Response: The EMGC VIT Fund discloses in the last paragraph of its investment strategy section: “[t] he Fund may invest in securities of any market capitalization.” The risk disclosure includes the risks of small and mid-cap securities risk, in addition to the large cap securities risk. Therefore, the Registrant does not believe any disclosure changes are necessary.

11.	Comment: Please also include following paragraph that appears in the section “Additional Information about the Funds-Investment Objectives and Principal Investment Strategies” relating to the EMGC VIT Fund Principal Investment Strategies to the corresponding section of this Fund’s Summary section: “The Investment Manager expects that emerging markets will experience rapid growth in domestic consumption driven by key trends such as population growth, increasing industrialization, income growth, wealth accumulation, increasing consumption among youths and the pursuit of a higher quality of life. The Fund will invest in issuers across a range of industry sectors that may benefit from increasing consumption in emerging markets. Such industries may include, but are not limited to, consumer staples, consumer discretionary, financial, information technology, healthcare and telecommunication services.”

Response: The Registrant respectfully declines to make the requested change because the paragraph that the Staff has requested the Registrant to add to the Summary Prospectus section already exists in the Summary Prospectus section, as the fourth paragraph under “Principal Investment Strategies of the Fund.”

3

12.	Comment: Under “Changes in Policies and Additional Information,” the Registrant states that the Board of Trustees may change the Fund’s investment strategies and other policies without shareholder approval, except as otherwise indicated. Please state whether the Registrant will give shareholders 60 days’ advance written notice of any such changes.

Response: The Registrant discloses in the “Additional Information about the Funds” section of the Prospectus, that each Fund’s policy to invest at least 80% of its net assets, plus borrowings for investment purposes, in assets reflecting the particular Fund’s name, may be changed with Board approval with 60 days’ prior notice to shareholders as required by Rule 35d-1 of the 1940 Act. Other non-fundamental policies may be changed by Registrant’s Board of Trustees without shareholder approval or prior notice.

13.	Comment: Under the “Prior Performance of Similar Accounts” section, please also state that the EM VIT Fund and EMGC VIT Fund will have substantially similar investment objectives, policies and strategies as the EM Fund and EMGC Fund.

Response: The Registrant will revise the disclosure to state that: Each EM VIT Fund’s and EMGC Fund’s portfolio will be managed substantially similarly to, and will have substantially similar investment objective, policies and strategies as, that of the corresponding EM Fund and EMGC Fund…” (revisions underlined).

14.	Comment: Please confirm that, as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Manager will maintain all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of returns for the performance of the other accounts utilized in the section entitled “Prior Performance of Similar Accounts” in the prospectus.

Response: The Investment Manager has informed the Registrant that, as required by Rule 204-2(a)(16) of the Advisers Act, the Investment Manager will maintain all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of returns for the performance of the other accounts utilized in the section entitled “Prior Performance Information of Similar Accounts” in the prospectus.

4

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699.

Sincerely, /s/ Nancy P. O’Hara Nancy P. O’Hara

5

APPENDIX A

MIRAE ASSET EMERGING MARKETS VIT FUND

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund, a series of Mirae Asset Discovery Funds (the “Trust”). The Fund does not charge any sales loads or other fees when its shares are purchased or redeemed. The table below does not reflect any fees or expenses associated with any variable life insurance policies and variable annuity contracts (each, a “Policy,” and collectively, the “Policies”) through which the Fund is offered. Had those fees and expenses been included, Total Annual Fund Operating Expenses would be higher. Policy holders should consult the applicable Policy prospectus for more information about such fees and expenses.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class I
Management Fees	0.99%
Other Expenses*	0.61%
Total Annual Fund Operating Expenses	1.60%
Fee Waiver and Expense Reimbursement**	(0.45)%
Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement**	1.15%

*	Other Expenses are based on estimated amounts for the current fiscal year.

**	The Fund’s investment manager, Mirae Asset Global Investments (USA) LLC (“Mirae Asset USA” or the “Investment Manager”), has contractually agreed to waive its management fee and, if necessary, to reimburse the Fund so that total operating expenses (excluding interest expense, taxes, brokerage commissions and certain other Fund expenses) of the Fund do not exceed 1.15% of the Fund’s average daily net assets through August 31, 2020. The Fund may have to repay Mirae Asset USA some of these amounts waived or reimbursed within three years if total operating expenses fall below the expense cap described above. Such repayments are subject to approval by the Board of Trustees, and amounts recaptured under the agreement, if any, are limited to the lesser of (i) the expense limitation in effect at the time of the waiver or reimbursement and (ii) the expense limitation in effect at the time of the recapture. The agreement may be terminated prior to August 31, 2020 upon 90 days’ prior written notice by a majority of the non-interested trustees of the Trust or by a majority of the outstanding voting securities of the Fund. More information about the Fund’s fee waiver and expense reimbursement agreement is available in the “Management of the Funds” section beginning on page 20 of the Fund’s Prospectus.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, that your investment has a 5% return each year, and that the Fund’s operating expenses remain the same, except that the fee waiver/expense reimbursement is assumed only to pertain to the first year. The Example does not reflect any fees or expenses imposed by a Policy for which the Fund is an investment option. Had those fees and expenses been included, the expenses shown below would be higher. Although your costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I	$ 117	$ 461

6

MIRAE ASSET EMERGING MARKETS GREAT CONSUMER VIT FUND

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund, a series of Mirae Asset Discovery Funds (the “Trust”). The Fund does not charge any sales loads or other fees when its shares are purchased or redeemed. The table below does not reflect any fees or expenses associated with any variable life insurance policies and variable annuity contracts (each, a “Policy,” and collectively, the “Policies”) through which the Fund is offered. Had those fees and expenses been included, Total Annual Fund Operating Expenses would be higher. Policy holders should consult the applicable Policy prospectus for more information about such fees and expenses.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class I
Management Fees	0.99%
Other Expenses*	0.51%
Total Annual Fund Operating Expenses	1.50%
Fee Waiver and Expense Reimbursement**	(0.35)%
Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement**	1.15%

*	Other expenses are based on estimated amounts for the current fiscal year.

**	The Fund’s investment manager, Mirae Asset Global Investments (USA) LLC (“Mirae Asset USA” or the “Investment Manager”), has contractually agreed to waive its management fee and, if necessary, to reimburse the Fund so that total operating expenses (excluding interest expense, taxes, brokerage commissions and certain other Fund expenses) of the Fund do not exceed 1.15% of the Fund’s average daily net assets through August 31, 2020. The Fund may have to repay Mirae Asset USA some of these amounts waived or reimbursed within three years if total operating expenses fall below the expense cap described above. Such repayments are subject to approval by the Board of Trustees, and amounts recaptured under the agreement, if any, are limited to the lesser of (i) the expense limitation in effect at the time of the waiver or reimbursement and (ii) the expense limitation in effect at the time of the recapture. The agreement may be terminated prior to August 31, 2020 upon 90 days’ prior written notice by a majority of the non-interested trustees of the Trust or by a majority of the outstanding voting securities of the Fund. More information about the Fund’s fee waiver and expense reimbursement agreement is available in the “Management of the Funds” section beginning on page 20 of the Fund’s Prospectus.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, that your investment has a 5% return each year, and that the Fund’s operating expenses remain the same, except that the fee waiver/expense reimbursement is assumed only to pertain to the first year. The Example does not reflect any fees or expenses imposed by a Policy for which the Fund is an investment option. Had those fees and expenses been included, the expenses shown below would be higher. Although your costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I	$ 117	$ 440

7